FEDERATED HERMES MONEY MARKET OBLIGATIONS TRUST

4000 Ericsson Drive
Warrendale, Pennsylvania 15086-7561

March 22, 2022

Jeremy Esperon

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549-4720

RE:

FEDERATED HERMES MONEY MARKET OBLIGATIONS TRUST (the “Registrant”)

Federated Hermes Government Obligations Fund (the “Fund”)

Philanthropic SDG Shares

1933 Act File No. 33-31602

1940 Act File No. 811-5950

Dear Mr. Esperon:

The Registrant is filing this correspondence to respond to additional comments of the Staff of the Securities and Exchange Commission (“Staff”), provided on March 17, 2022, in response to the Registrant’s correspondence filed on March 11, 2022, regarding its Post-Effective Amendment No. 241 under the Securities Act of 1933 and Amendment No. 243 under the Investment Company Act of 1940 to the Registration Statement of the above-referenced Registrant and Fund filed on January 19, 2022.

COMMENT 1. General Comments

1.	The Registrant is responsible for the accuracy and adequacy of its disclosure notwithstanding review by the Staff.
2.	The Registrant must file its responses on EDGAR no later than 5 business days before the effective date of the Registration Statement. It is requested that the Registrant provide a courtesy notification to the Staff upon EDGAR acceptance of the correspondence.
3.	Please make sure the response includes the marked disclosure changes that the Registrant intends to make by either including specific pages of the Registration Statement with the Correspondence or by clearly indicating the revised disclosure in the Correspondence.
4.	Please note that where a comment is made in one section such comment should be addressed in all other sections where it applies in the Registration Statement.

RESPONSE:

The Registrant will respond as requested.

COMMENT 2. Proposed Share Class Name

The Staff has the following comment with respect to the Registrant’s response to original Comment 11.

Because the term “Philanthropic” may be understood by investors to suggest that all of the revenues attributable to the share class would be donated, the term “Philanthropic” in the name of the share class is disproportionate to the donation component which may be relatively limited or zero.

This concern can be addressed by replacing the term “Philanthropic” with another term.

We note that the Staff has not objected to these types of arrangements where the name of the share class uses terms like “Bold,” “Opportunity,” and “Impact.”

RESPONSE:

Upon consideration of the Staff’s comment and subsequent discussions with the Staff, the Registrant will change the name of the proposed share class to “SDG Shares.”

COMMENT 3. Donations

The Staff has the following comment with respect to the Registrant’s response to original Comment 13.

We note the Registrant’s response that any donations made will be made by the parent organization of the Fund’s investment adviser.

Nonetheless, given that the terms of the arrangements are disclosed in the Fund’s Prospectus, to ensure that disclosure is fair and balanced, the Fund should:

a.	Disclose in the Prospectus that the parent organization may receive a tax benefit from any donation made; and
b.	To the extent any donations are not made in a given year, disclose that fact in the Fund’s Statement of Additional Information (“SAI”).

RESPONSE:

With respect to the Staff’s further comments, the Registrant agrees to include disclosure in the Fund’s SAI should any donations not be made in any year. In addition, the Registrant will add the following disclosure to the Fund’s Prospectus under “Who Manages the Fund?” with respect to any tax benefits that the parent organization may receive from any donation made (revisions are marked):

“Federated Hermes and/or its affiliates will donate 5% of the quarterly management fee revenue and administrative fee revenue attributable to the ~~PHL~~ SDG class, net of any waivers (“net class revenue”) to a designated organization whose missions is aligned with one or more of the United Nations Sustainable Development Goals (UN SDGs). These 17 UN SDGs seek to advance a shared vision and to accelerate responses to global challenges in order to build more equal, inclusive and sustainable economies and societies. Federated Hermes ~~will~~ expects to make the contribution on at least a quarterly basis and has sole discretion to designate the organization or organizations and to increase, decrease or terminate the contribution at any time. Federated Hermes and/or its affiliates’ donation of an amount equal to a percentage of the quarterly net class revenue to a designated organization may result in a tax benefit for Federated Hermes and/or its affiliates.”

Questions on this letter or requests for additional information may be directed to me at 412-288-8652 or at Allison.Miller@FederatedHermes.com.

Very truly yours,

/s/ M. Allison Miller
M. Allison Miller
Senior Paralegal